The Annual Meeting of the Shareholders of the Fund was held on July 20, 2010. Holders of the Fund’s common shares of beneficial interest, par value $0.01 per share (“Common Shares” voted on the election of Class III Trustees.

Voting results with respect to the election of Class III Trustees by holders of Common Share are set forth below:

Name	# of Shares in Favor	# of Shares Withheld
Ronald E. Toupin, Jr.	14,232,749	536,821
Lorence D. Wheeler	14,296,104	473,466

The terms of the following Trustees of the Fund did not expire in 2010, Randall C. Barnes, James R. Imhoff, Jr., Ronald A. Nyberg and Frank E. Burgess.